OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

               ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

            Common Stock
     (Title of Class of Securities)

             032904 10 4
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         March 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032904 10 4	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brad Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,450,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,450,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 2,000,000 shares owned by Ilissa Bernstein.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (1)
14	TYPE OF REPORTING PERSON* IN

(1)	The percentage is calculated based upon a denominator of 20,084,369 shares (i.e. 18,634,369 shares outstanding plus 1,450,000 options owned by Brad Bernstein).

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 032904 10 4	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ilissa Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2.000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 1,450,000 options owned by Brad Bernstein.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (1)
14	TYPE OF REPORTING PERSON* IN

(1)The percentage is calculated based upon a denominator of 20,084,369 shares (i.e. 18,634,369 shares outstanding plus 1,450,000 options owned by Brad Bernstein).

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 032904 10 4	SCHEDULE 13D	Page 4 of 5 Pages

Item 1.                      Security and Issuer

This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226

Item 2.                      Identity and Background

(a)	Brad Bernstein

(b)          2799 NW 2nd Ave, Boca Raton, Florida 33431

(c)	President of the Issuer.

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

-----------------
(a)	Ilissa Bernstein

(b)           2799 NW 2nd Ave, Boca Raton, Florida 33431

(c)	Presently not employed.

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.                      Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.                      Purpose of Transactions

(a) - (j)  Not applicable.

Each of the Reporting Persons has acquired the securities covered by this schedule for investment purposes only, notwithstanding the fact that Mr. Bernstein is a director of the Issuer. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D other than those announced by the Issuer in previously Form 8-K filings made before the date hereof.  However, Mr.  Bernstein, as a director of the Issuer, may in the future take actions in his fiduciary duty that would otherwise be required to be described in Item 4 of Schedule 13-D. The Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP No. 032904 10 4	SCHEDULE 13D	Page 5 of 5 Pages

Item 5.                      Interest in Securities of the Issuer

(a) - (b)  As of March 20, 2012, the Issuer has outstanding 18,634,369 shares of Common Stock and 376,387 shares of Series 1 Preferred Stock with the voting rights of 2,178,415 common shares. Of the foregoing shares of Common Stock, the reporting persons beneficially own 3,450,000 shares of Common Stock (inclusive of outstanding options to purchase 1,450,000 shares) representing 17.2% of the outstanding Common Stock, and 15.5% of the voting capital stock. Brad Bernstein has the sole power to dispose of and vote 1,450,000 shares of Common Stock owned by him. Ilissa Bernstein has the sole power to vote and dispose of 2,000,000 shares held by her. Nevertheless, Brad Bernstein and Ilissa Bernstein who are married may be deemed to have the shared power to vote and dispose of 3,450,000 shares.

(c)  On March 20, 2012, the Issuer granted Mr. Bernstein ten year options to purchase 250,000 shares at $.17 per share.

(d) - (e)  Not Applicable

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. Bernstein’s employment contract dated as of January 31, 2007 provides for the Reporting Person to be President of the Issuer.

Item 7.                  Materials to be filed as Exhibits

Employment contract entered into as of January 31, 2007. (Incorporated by reference to Exhibit 10.3 contained in the Registrant’s Form 10-SB filed with the SEC on April 30, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2012

Signature By: /s/ Brad Bernstein
Brad Bernstein

/s/ Ilissa Bernstein
Illissa Bernstein